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                                                     Filed by OrthAlliance, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                             Subject Company: OrthAlliance, Inc.
                                                    Commission Number: 000-22975

In connection with the proposed merger of Orthodontic Centers of America, Inc. ("OCA") and OrthAlliance, Inc., OCA and OrthAlliance will file a proxy statement/prospectus with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus, because it will contain important information about the merger, OCA and OrthAlliance. After the proxy statement/prospectus is filed with the SEC, the proxy statement/prospectus will be available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention: Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with such merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers in the merger by reading the proxy statement/prospectus when it becomes available.

A. Letter to OrthAlliance, Inc. Members from W. Dennis Summers, Chairman of the Board


                                                       [OrthAlliance, Inc. Logo]


May 18, 2001


Dear OrthAlliance Member:

We are very pleased to announce that our Company has today entered into a Merger Agreement with Orthodontic Centers of America, Inc. ("OCA"). We believe that this decision by our Board of Directors to merge with OCA (the "Merger") offers tremendous benefits to our shareholders and to our Member Doctors. A copy of the press release announcing the signing of the agreement and a list of Questions and Answers concerning the merger are attached.

When I agreed to serve as President of the Company at the end of last year, I made a commitment to each of you to explore all available strategic alternatives in order to maximize shareholder value. The Board and I have worked diligently to fulfill this mission and believe that we have found the best alternative for shareholders, doctors and the company. Since we have competed with OCA for a number of years, many of you may naturally have formed some negative views about OCA. I only ask that you have an open mind and give us a chance to share with you what we have learned about OCA.

We have always been committed to serving the doctor as the customer. We have also worked diligently to make sure that you remained independent and maintained the freedom to practice as you determined would be best for your patients. We have endeavored to give you the necessary


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tools to improve your practice and the care that you provide. I am pleased to report that OCA is committed to these same principles and has an excellent management team that shares these values. They have also developed very effective and efficient systems that can greatly benefit your practice.

Although the proposed Merger is subject to shareholder approval and other conditions, I wanted to advise you immediately of this important milestone in our Company's history. In the next several weeks, you will receive a package of materials describing the Merger in detail, but this letter will set forth a summary of the basic terms of the Merger as they relate to you and your practice. We will soon schedule a series of important informational meetings with our members at several locations throughout the country. We will let you know as soon as possible when we have firm dates and locations, which we expect to announce next week. We will also offer a detailed explanation of the Merger and the related benefits during our Baltimore meeting scheduled for June 8 and 9, 2001. If you have not made reservations for the Baltimore meeting, please call the home office right away and we will do our best to arrange for your accommodations. You will have the opportunity to hear from and meet OCA representatives at these meetings. I also encourage you to travel to New Orleans to visit the OCA offices and see first hand the systems that OCA can provide for your practice. We will be happy to arrange a visit for you if you would like to do so.

Please note that there are still many SEC rules and regulations that govern our activity. Over the next several weeks, our lawyers will be working with OCA's attorneys and preparing a number of documents for filing with the SEC. Until such filings are completed, there are a number of topics that we cannot discuss. We expect to have the filings completed in the next few weeks and will provide you more detailed information then. In the meantime, I wanted to make sure that we communicated with you immediately and provided you with an overview of the transaction and how it may affect you.

STRUCTURE OF MERGER

Shareholders of OrthAlliance would exchange their shares for shares of OCA stock in a tax-free exchange upon completion of the merger. The value of your OrthAlliance shares would be determined on the date of the Merger. As an OrthAlliance stockholder, you would receive shares of OCA's common stock based on a fixed exchange ratio, ranging from 0.09214 to 0.16585 of a share of OCA common stock, depending in part on the number of doctors who amend their employment agreements with their professional corporations to provide for a remaining term of at least three years at the time of closing of the Merger and agree to a few supplemental terms, including the adoption of the computer services and business systems offered by OCA. OCA's obligation to close the merger is conditioned on a minimum amount of our practices and doctors (as measured by headcount and by service fee income) satisfying these conditions, and, the higher the percentage of doctors who meet these conditions, generally the higher the price to be received by OrthAlliance shareholders.

Upon completion of the Merger, OrthAlliance will become a subsidiary of OCA, and OrthAlliance doctors will have the option of converting to an OCA contract or continuing with their OrthAlliance contract (see discussion below).

OCA intends to form a new Clinical Advisory Committee ("CAC") comprised of doctors from the OrthAlliance division and from the OCA legacy division. The CAC will not only address clinical issues, but its mission will include the identification, sharing and adoption of best practices throughout the combined Company, including the best clinical efficiencies, software and cost saving systems previously developed by both companies. The purpose of the CAC will be to identify and utilize the strengths of both divisions, to make the best practices of each available to all doctors with the goal of improving the quality of care and the efficiencies of all practices.


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OCA DOCTOR PROGRAMS AVAILABLE AFTER THE MERGER

1.      CONVERSION OF ORTHALLIANCE STOCK TO OCA STOCK.

        As indicated above, if you are an OrthAlliance shareholder, you will receive shares of OCA at the time of the merger. OCA is a New York Stock Exchange Company with a total market value of well over a Billion Dollars and a number of research analysts following the company. OCA's stock is much more liquid than OrthAlliance stock, with over 500,000 OCA shares traded daily. In contrast, at the present time only a little over 55,000 shares of OrthAlliance stock are traded daily.

2.      OCA SYSTEMS.

        OCA has developed extremely useful computer and business systems that offer practice management, supplies and equipment ordering, payroll processing, scheduling, accounts payable and other features, as part of the services that OCA provides its affiliated practices. If you choose to adopt them, these services will greatly benefit your practice and can help you to reduce your overhead costs and increase operating efficiencies. We strongly encourage you to take advantage of the cost savings and efficiencies that can be realized from use of the OCA systems. You may obtain these services even if you chose not to convert to an OCA contract and decide to continue with your current OrthAlliance contract.

3.      EXTENSION OF EMPLOYMENT AGREEMENT.

        As mentioned above, we would like to encourage doctors to extend their employment agreements to at least 3 years after the closing date. We will provide further details about incentive opportunities when the required SEC filings are made.

4.      CONVERSION TO OCA CONTRACT.

        Under the form of OCA Services Agreement used in most states, the OCA doctors pay a service fee to OCA based in part on the cash operating profits of the practice after payment of expenses. In other states, the service fees are a combination of flat monthly charges, "cost-plus" fees, and other fixed amounts, consistent with state dental law. OCA has found that, regardless of the type of services fees that apply, practices that take advantage of its services and systems can generally improve their profitability by five to fifteen percent (5 to 15%), and OCA has indicated that it will pay OrthAlliance doctors who convert to the OCA Service Agreement additional consideration, as incentive to make the switch. We will share details about the incentives that OCA may offer for such conversion as soon as OCA has completed its necessary SEC filings, which we expect to occur in the next few weeks.

5.      GROWTH INCENTIVES.

        OCA has indicated that it would be willing to offer you the opportunity to earn additional consideration if you grow your practice over a three-year period. This opportunity is available whether you convert to the OCA contract or you continue with your OrthAlliance agreement. The amount of incentives that would be paid under this program will be based upon any increases in your service fee over a three-year period. There is no minimum growth required for eligibility under this program, but the amount of your growth will directly affect what you receive under this program. Again, SEC filings must be completed before details can be provided about this incentive opportunity.


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6.      DOCTOR TRUST PROGRAM

A long-term economic incentive is also being planned for doctors who sign the OCA form of agreement. Details will be forthcoming when the SEC filings are done.

We believe that you will be very impressed with and excited by OCA's services and incentive opportunities. However, over the last few months as we have explored strategic alternatives, a few doctors asked me whether they could pay off a portion of the Company's borrowings in exchange for a termination of their agreements with the Company. We have communicated these thoughts to OCA and OCA indicated that it would consider that on a case-by-case basis, but wants to make sure that all doctors understand the benefits that OCA provides. We agree with OCA and strongly encourage any doctor who may be thinking of leaving the practice to keep an open mind and to meet with the OCA representatives.

I know that you will have many questions regarding the Merger and how it affects you. Please be assured that we will work diligently to resolve any concerns that you may have. We encourage you to attend upcoming meetings to hear a presentation of all aspects of the Merger. In the meantime, if you have questions, please feel free to contact me or any member of the senior management team.

Best regards,



W. Dennis Summers
Chairman of the Board


In connection with the proposed merger, OCA and OrthAlliance will file a proxy statement/prospectus with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus, because it will contain important information about the merger, OCA and OrthAlliance. After the proxy statement/prospectus is filed with the SEC, the proxy statement/prospectus will be available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention: Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with the merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers in the merger by reading the proxy statement/prospectus when it becomes available. This does not constitute an offer of any securities for sale.

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                              QUESTIONS AND ANSWERS
                            CONCERNING THE OCA MERGER

OrthAlliance, Inc. ("OrthAlliance" or the "Company") and Orthodontic Centers of America ("OCA") announced in a joint press release on May 17, 2001 (the "Press Release"), a copy of which is attached, that they entered into a Merger Agreement. In an effort to facilitate our members' understanding of the terms of the Merger Agreement, the Company is providing the following questions and answers.

o DOES MY PRACTICE HAVE TO CHANGE ITS NAME OR LOGO OR DISPLAY IN ANY WAY THE OCA NAME OR LOGO?

The Merger Agreement does not ask or require that you change the name of your practice, your practice logo or otherwise use or display in any way the OCA name or logo. However, you may choose to take advantage of OCA's goal of establishing a national advertising and branding strategy.

o WILL OCA REQUIRE THAT MY PRACTICE UTILIZE MEDIA ADVERTISING OR ANY OTHER FORM OF ADVERTISEMENT?

No.

o WILL MY PRACTICE BE CHARGED FOR THE MEDIA ADVERTISING OF OTHER OCA PRACTICES IN THE BROADCAST VICINITY?

Not unless you choose to participate in that advertising.

o WILL I OR MY PROFESSIONAL CORPORATION BE REQUIRED TO CONVERT TO THE OCA FORM OF SERVICES AGREEMENT?

Although OCA has indicated that it intends to provide financial incentives for you to convert to the OCA services agreement arrangement, there is no requirement in the Merger Agreement that you do so. Unless you choose to convert to an OCA services agreement, your practice will continue to operate under its existing agreement with the Company. However, Doctors who convert to an OCA services agreement will be eligible for several incentive programs that we feel will be quite advantageous to doctors. We will be able to provide more details on these incentives as soon as all necessary SEC filings are completed.

o       WILL I BE REQUIRED TO BE AN EMPLOYEE OF OCA?

OCA does not employ doctors. You will continue to be employed by your professional corporation, just as you are now.


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o       WILL I BE REQUIRED TO EXTEND THE TERM ON MY CURRENT EMPLOYMENT AGREEMENT
        WITH MY PROFESSIONAL CORPORATION?

If you do extend the term on your existing Employment Agreement with your professional corporation to at least 3 years following the merger and agree to a few supplemental provisions, OCA has indicated that it will provide financial incentives for doing so. We will be able to provide additional details on these financial incentives once the necessary SEC filings are completed, and we will inform you when this has been accomplished.

o       WILL OCA BE ABLE TO PROVIDE MY PRACTICE WITH ADDITIONAL SERVICES?

Yes, OCA is able and willing to provide your practice with additional services. OCA has developed proprietary practice management software that effectively manages supplies and equipment ordering, payroll processing, patient scheduling, accounts payable and other features. OCA also provides in-house software support services. If you choose to adopt OCA's practice management software and business systems, based upon OCA's operating history, these services can greatly benefit your practice and can help you to reduce your overhead and supplies costs and bring additional efficiencies to your practice.

o WILL OCA ESTABLISH THE HOURS THAT MY PRACTICE TREATS PATIENTS AND THE HOURS THAT MY STAFF WORKS?

Just as you do now, you would set your treatment hours and your staff's schedule.

o       WILL OCA SET MY TREATMENT FEE/CASE FEE?

Just as you do now, you would set your treatment rates.

o       WILL OCA MAKE ME USE SPECIFIC ORTHODONTIC AND/OR DENTAL SUPPLIES?

Just as you do now, you could choose to purchase any treatment supplies that you wish. You may choose to take advantage of OCA's group purchasing program with a number of vendors who provide substantial discounts on supplies to OCA affiliated doctors.

o       WILL OCA PLACE ANY CONTROLS ON MY CLINICAL DECISIONS OR PRACTICES?


Not at all. Just as you do now, you would make, and be responsible for, all of the clinical decisions in your practice.


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o       IF I AM AN ORTHALLIANCE SHAREHOLDER, WILL I RECEIVE SHARES OF OCA STOCK?

Yes. If you are an OrthAlliance shareholder, upon completion of the merger, you would receive shares of OCA common stock. Shareholders of OrthAlliance would exchange their shares for shares of OCA common stock in a tax-deferred exchange. As an OrthAlliance stockholder, you would receive shares of OCA's common stock based on a fixed exchange ratio, ranging from 0.092145 to 0.16585 of a share of OCA common stock, depending in part on the number of doctors who amend their employment agreements with their professional corporations to provide for a remaining term of at least three years at the time of the closing of the merger, and agree to a few supplemental provisions, including the adoption of the computer services and business systems offered by OCA. OCA's obligation to close the merger is conditioned on a minimum amount of our members (as measured by headcount and by service fee income) satisfying these conditions.

o       WILL OCA PROVIDE ANY INCENTIVES TO DOCTORS?

Yes. We can only provide general information on these incentives until the appropriate SEC filings are completed. We believe OCA has prepared attractive incentives to doctors who are willing to extend their employment agreements three years from the closing, and agree to a few supplemental terms, including the implementation of OCA's systems.

o       WHEN IS THE MERGER AGREEMENT EXPECTED TO CLOSE?

The merger is anticipated to close in the third quarter of 2001.

o       WILL ORTHALLIANCE CONTINUE TO EXIST?

Yes, upon completion of the merger, OrthAlliance will become a subsidiary of OCA.

o       WILL ORTHALLIANCE HAVE REPRESENTATION ON THE BOARD OF DIRECTORS OF OCA?

Yes. A member of OrthAlliance's Board of Directors is to be appointed to the OCA Board of Directors upon completion of the merger.

o       WILL OCA HOLD PRACTICE IMPROVEMENT SEMINARS?


Yes. OCA holds an annual meeting for its affiliated doctors. Similar to OrthAlliance's Practice Improvement Seminars, OCA sponsors speakers to present to its membership and vendors to display their latest technology. This year, OCA is holding its doctors' meeting in Maui on October 11-13, 2001.


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o       WILL THERE STILL BE A CLINICAL ADVISORY COMMITTEE ("CAC")?

Yes, however, the CAC would include both OrthAlliance doctors and existing OCA doctors. The purpose of the CAC will be to identify and utilize the strengths of both companies, to make the best practices of each available to all doctors, with the goal of improving the quality of care and the efficiencies of all practices. The CAC will not only address clinical issues, but will also include the identification, sharing and adoption of best practices throughout the combined company, including the best clinical efficiencies, software and cost saving systems previously developed by both companies.
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B. Letter to OrthAlliance Members, May 18, 2001


Dear Members:

Please note that there are still many SEC rules and regulations that govern our activity. Over the next several weeks, our lawyers will be working with OCA's attorneys and preparing a number of documents for filing with the SEC. Until such filings are completed, there are a number of topics that we cannot discuss. We expect to have the filings completed in the next few weeks and will provide you more detailed information then. In the meantime, I wanted to make sure that we communicated with you immediately and provided you with an overview of the transaction and how it may affect you.


Sincerely,


W. Dennis Summers
Chairman of the Board